UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Werewolf Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95075A107

(CUSIP Number)

Ansbert Gadicke

MPM Asset Management

450 Kendall Street

Cambridge, MA 01242

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95075A107

1.	Name of Reporting Persons. MPM BioVentures 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,919,552(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,919,552(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,919,552(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.6%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)

This schedule is filed by MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM Asset Management LLC (“AM LLC”), MPM Oncology Innovations Fund, L.P. (“MPM OIF”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), MPM Oncology Innovations Fund GP LLC (“MPM OIF GP”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”), MPM Oncology Impact Management LP (“Oncology LP”) and MPM Oncology Impact Management GP LLC (“Oncology GP”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley and Stephen Curtis (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 24,317 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM BioVentures 2014 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 194,729(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 194,729(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 194,729(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.7%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 1,621 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM Asset Management Investors BV2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 100,490(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,490(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,490(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.4%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 835 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 461,408
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 461,408
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 461,408
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.7%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM Oncology Innovations Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 640,121(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 640,121(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,121(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.3%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes warrants to purchase 5,355 shares of Common Stock exercisable within 60 days of the date of this filing.
(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons UBS Oncology Impact Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,414,787(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,414,787(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,414,787(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.8%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 26,776 shares of common stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM BioVentures 2014 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,114,281(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,114,281(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,114,281(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,895,235 shares of common stock and warrants to purchase 24,317 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014 and 193,108 shares of Common Stock and warrants to purchase 1,621 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM BioVentures 2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,214,771(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,214,771(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,771(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,895,235 shares of common stock and warrants to purchase 24,317 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014, 193,108 shares of common stock and warrants to purchase 1,621 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014(B) and 99,655 shares of common stock and warrants to purchase 835 shares of common stock exercisable within 60 days of the date of this filing held by AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM Oncology Innovations Fund GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 640,121(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 640,121(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,121(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 634,766 shares of common stock and warrants to purchase 5,355 shares of common stock exercisable within 60 days of the date of this filing held by MPM OIF. MPM OIF GP is the general partner MPM OIF.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons Oncology Impact Fund (Cayman) Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,414,787(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,414,787(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,414,787(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.8%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,388,011 shares of common stock and warrants to purchase 26,776 shares of common stock exercisable within 60 days of the date of this filing held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM Oncology Impact Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,414,787(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,414,787(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,414,787(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.8%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,388,011 shares of common stock and warrants to purchase 26,776 shares of common stock exercisable within 60 days of the date of this filing held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons MPM Oncology Impact Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,414,787(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,414,787(2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,414,787(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.8%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Consists of 2,388,011 shares of common stock and warrants to purchase 26,776 shares of common stock exercisable within 60 days of the date of this filing held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,731,087(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,731,087(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,731,087(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.4%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,895,235 shares of common stock and warrants to purchase 24,317 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014, 193,108 shares of common stock and warrants to purchase 1,621 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014(B), 99,655 shares of common stock and warrants to purchase 835 shares of common stock exercisable within 60 days of the date of this filing held by AM BV 2014 LLC, 461,408 shares of Common stock held by AM LLC, 634,766 shares of common stock and warrants to purchase 5,355 shares of common stock exercisable within 60 days of the date of this filing held by MPM OIF, and 2,388,011 shares of common stock and warrants to purchase 26,776 shares of common stock exercisable within 60 days of the date of this filing held by UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC, a member of AM LLC, a manager of MPM OIF GP and the managing director of Oncology GP.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,316,300(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,316,300(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,316,300(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,895,235 shares of common stock and warrants to purchase 24,317 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014, 193,108 shares of common stock and warrants to purchase 1,621 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014(B), 99,655 shares of common stock and warrants to purchase 835 shares of common stock exercisable within 60 days of the date of this filing held by AM BV 2014 LLC, 461,408 shares of common stock held by AM LLC, 634,766 shares of common stock and warrants to purchase 5,355 shares of common stock exercisable within 60 days of the date of this filing held by MPM OIF. The Reporting Person is a managing director of BV 2014 LLC, a member of AM LLC and a manger of MPM OIF GP.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,214,771(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,214,771(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,771(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,895,235 shares of common stock and warrants to purchase 24,317 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014, 193,108 shares of common stock and warrants to purchase 1,621 shares of common stock exercisable within 60 days of the date of this filing held by BV 2014(B), 99,655 shares of common stock and warrants to purchase 835 shares of common stock exercisable within 60 days of the date of this filing held by AM BV 2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

CUSIP No. 95075A107

1.	Name of Reporting Persons Stephen Curtis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 640,121(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 640,121(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 640,121(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.3%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 634,766 shares of common stock and warrants to purchase 5,355 shares of common stock exercisable within 60 days of the date of this filing held by MPM OIF. The Reporting Person is a manger of MPM OIF GP.

(3)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s common stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Werewolf Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 130 Massachusetts Avenue, Suite 210, Cambridge, MA 02138.

Item 2. Identity and Background

(a) The entities and persons filing this statement are MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM Asset Management LLC (“AM LLC”), MPM Oncology Innovations Fund, L.P. (“MPM OIF”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), MPM Oncology Innovations Fund GP LLC (“MPM OIF GP”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”), MPM Oncology Impact Management LP (“Oncology LP”) and MPM Oncology Impact Management GP LLC (“Oncology GP”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin, Todd Foley and Stephen Curtis (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).

(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Todd Foley and Stephen Curtis is 450 Kendall Street, Cambridge, MA 02142, other than UBS Oncology and Oncology Cayman whose address is 1st Floor, 2 Hill Street, St Helier, Jersey, JE1 4FS.

(c) The principal business of each of the Filing Persons is the venture capital investment business.

(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, other than UBS Oncology and Oncology Cayman who are limited partnerships organized in the Cayman Islands.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

On April 29, 2021, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-255132) in connection with its initial public offering of 7,500,000 shares of Common Stock was declared effective. The closing of the offering took place on May 4, 2021, and at such closing the MPM Entities purchased an aggregate of 245,000 shares of Common Stock at the initial public offering price of $16.00 per share, for an aggregate purchase price of $3,920,000. The source of funds for such purchases was the capital contributions made to the MPM Entities by their respective partners and members. The shares were purchased as follows:

•	BV 2014: 114,210 shares

•	BV 2014(B): 7,618 shares

•	AM BV2014 LLC: 3,931 shares

•	MPM OIF: 25,040 shares

•	UBS Oncology: 94,201 shares

Item 4. Purpose of Transaction

The MPM Entities purchased the shares of Common Stock of the Issuer in the initial public offering for investment purposes.

Luke Evnin is a member of the Board of Directors of the Issuer and is also a managing director of BV 2014 LLC, a member of AM LLC and a manager of MPM OIF.

Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of May 14, 2021:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)(2)
BV 2014(3)	2,919,552	2,919,552	0	2,919,552	0	2,919,552	10.6%
BV 2014(B)(4)	194,729	194,729	0	194,729	0	194,729	0.7%
AM BV 2014 LLC(5)	100,490	100,490	0	100,490	0	100,490	0.4%
AM LLC	461,408	461,408	0	461,408	0	461,408	1.7%
MPM OIF(6)	640,121	640,121	0	640,121	0	640,121	2.3%
UBS Oncology(7)	2,414,787	2,414,787	0	2,414,787	0	2,414,787	8.8%
BV 2014 GP(8)	0	0	3,114,281	0	3,114,281	3,114,281	11.3%
BV 2014 LLC(9)	0	0	3,214,771	0	3,214,771	3,214,771	11.7%
MPM OIF GP(10)	0	0	640,121	0	640,121	640,121	2.3%
Oncology Cayman(11)	0	0	2,414,787	0	2,414,787	2,414,787	8.8%
Oncology LP(11)	0	0	2,414,787	0	2,414,787	2,414,787	8.8%
Oncology GP(11)	0	0	2,414,787	0	2,414,787	2,414,787	8.8%
Ansbert Gadicke(12)	0	0	6,731,087	0	6,731,087	6,731,087	24.2%
Luke Evnin(13)	0	0	4,316,300	0	4,316,300	4,316,300	15.7%
Todd Foley(14)	0	0	3,214,771	0	3,214,771	3,214,771	11.7%
Stephen Curtis(15)	0	0	640,121	0	640,121	640,121	2.3%

(1)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

(2)

This percentage is calculated based upon 27,539,359 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, upon completion of the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus dated April 29, 2021, with respect to such offering, filed with the Securities and Exchange Commission on April 30, 2021.

(3)	Includes 24,317 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(4)	Includes 1,621 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(5)	Includes 835 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(6)	Includes 5,355 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(7)	Includes 26,776 shares of Common Stock issuable pursuant to warrants which are exercisable within 60 days of the date of this filing.
(8)	Includes securities held by BV 2014 and BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(9)

Includes securities held by BV 2014, BV 2014(B) and AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(10)	Includes securities held by MPM OIF. MPM OIF GP is the general partner of MPM OIF.
(11)	Includes securities held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the general partner of Oncology (Cayman), the general partner of UBS Oncology.
(12)

Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, AM LLC, MPM OIF and UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC, a member of AM LLC, a manager of MPM OIF GP and the managing director of Oncology GP.

(13)	Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, AM LLC and MPM OIF. The Reporting Person is a managing director of BV 2014 LLC, a member of AM LLC and a manager of MPM OIF GP.
(14)	Includes securities held by BV 2014, BV 2014(B) and AM BV 2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.
(15)	Includes securities held by MPM OIF. The Reporting Person is a manager of MPM OIF GP.

Each Filing Person disclaims membership in a “group.” Each Filing Person also disclaims beneficial ownership of any shares of the Issuer, except for the shares set forth in the table above next to the respective Filing Person’s name in subsection (b) of this Item 5.

(c) The information provided in Item 3 is hereby incorporated by reference. On May 4, 2021, the MPM Entities acquired an aggregate of 5,965,775 shares of Common Stock of the Issuer upon the automatic conversion of preferred stock of the Issuer in connection with the closing of the Issuer’s initial public offering. Except as otherwise set forth herein, the Filing Persons have not acquired or disposed of any securities of the Issuer in the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Investor Rights Agreement

The MPM Entities and other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated December 23, 2020 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Beginning 180 days after April 29, 2021, the holders of registration rights are entitled to demand registration rights. Under the terms of the Investor Rights Agreement, the Issuer will be required, upon the written request of holders of at least 35% of the securities eligible for registration then outstanding, to file a registration statement with respect to the securities eligible for registration having an anticipated aggregate offering price, net of related fees and expenses, of not less than $5 million, the Issuer will be required to file a registration statement covering all securities eligible for registration that such stockholders request to be included in such registration. The issuer is required to effect only two registrations pursuant to this provision of the Investor Rights Agreement.

Short-Form Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request of stockholders holding at least 15% of the securities eligible for registration then outstanding with respect to outstanding securities of such stockholders having an anticipated aggregate offering, net of related fees and expenses, of at least $1 million, the Issuer will be required to file a Form S-3 registration restatement covering all securities eligible for registration that such stockholders request to be included in such registration. The issuer is required to effect no more than three registrations in any twelve-month period pursuant to this provision of the Investor Rights Agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the Investor Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to include their shares in the registration. Subject to certain exceptions contained in the Investor Rights Agreement, the underwriters in an underwritten offering may limit the number of shares included in the underwritten offering to the number of shares which the underwriters determine in their reasonable discretion will not jeopardize the success of the offering, provided that the number of Registrable Securities included in the offering may not be reduced below thirty-five percent (35%) of the total number of securities included in such offering.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Issuer is obligated to indemnify holders of Registrable Securities in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling holders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Expiration of Registration Rights

The registration rights granted under the Investor Rights Agreement will terminate the earliest to occur of: (i) on the third anniversary of the completion of the Issuer’s initial public offering (ii) at such time when the holders’ shares may be sold pursuant to Rule 144 without restriction within a three-month period or (iii) a deemed liquidation event (as defined in the Issuer’s certificate of incorporation.

Lock-up Agreements

The MPM Entities and Mr. Evnin, along with all of the Issuer’s officers, directors, and holders of substantially all of the Issuer’s common stock, have entered into letter agreements (the “Lock-up Agreements”), whereby they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock for a 180-day period beginning on April 29, 2021 and continuing through the close of business 180 days after such date except with the prior written consent of Jeffries LLC, SVB Leerink LLC and Evercore Group L.L.C. on behalf of the underwriters.

The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Filing Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A.

Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the investors listed on Schedule A thereto, dated as of December 23, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-255132), filed with the SEC on April 8, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-255132), filed with the SEC on April 26, 2021).

C.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2021

MPM BIOVENTURES 2014, L.P.

By:	MPM BioVentures 2014 GP LLC, its General Partner
By:	MPM BioVentures 2014 LLC, Its Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM BIOVENTURES 2014 (B), L.P.

By:	MPM BioVentures 2014 GP LLC, its General Partner
By:	MPM BioVentures 2014 LLC, Its Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2014 LLC

By:	MPM BioVentures 2014 LLC, its Manager

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ASSET MANAGEMENT LLC

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Member

MPM BIOVENTURES 2014 GP, LLC

By:	MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM BIOVENTURES 2014 LLC

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ONCOLOGY INNOVATIONS FUND, L.P.

By:	MPM Oncology Innovations Fund GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Manager

MPM ONCOLOGY INNOVATIONS FUND GP LLC

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Manager

UBS ONCOLOGY IMPACT FUND, L.P.

By:	Oncology Impact Fund (Cayman) Management L.P.,
its General Partner
By:	MPM Oncology Impact Management LP,
Its General Partner
By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By:	MPM Oncology Impact Management LP,
Its General Partner
By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT LP

By:	MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT GP LLC

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

By:	/s/ Todd Foley
Name: Todd Foley

By:	/s/ Luke Evnin
Name: Luke Evnin

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke

By:	/s/ Stephen Curtis
Name: Stephen Curtis

Schedule I

General Partners/Members

Ansbert Gadicke

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC, member of MPM Asset Management LLC, manager of MPM Oncology Innovations Fund GP LLC and a managing director of MPM Oncology Impact Management GP LLC

Citizenship: USA

Luke Evnin

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC, member of MPM Asset Management LLC and manager of MPM Oncology Innovations Fund GP LLC

Citizenship: USA

Todd Foley

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Managing director of MPM BioVentures 2014 LLC

Citizenship: USA

Stephen Curtis

c/o MPM Asset Management

450 Kendall Street

Cambridge, MA 02142

Principal Occupation: Manager of MPM Oncology Innovations Fund GP LLC

Citizenship: USA

Exhibit Index

A.

Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the investors listed on Schedule A thereto, dated as of December 23, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-255132), filed with the SEC on April 8, 2021).

B.	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A (SEC File No. 333-255132), filed with the SEC on April 26, 2021).

C.	Agreement regarding filing of joint Schedule 13D.